Exhibit 1

Announcement  |  Lisbon  |  27 March 2014

PT’s General Meeting of Shareholders

Portugal Telecom, SGPS, S.A. (“PT”) announces that its shareholders, at the General Meeting held today, approved PT’s participation in Oi, S.A. (“Oi”) capital increase.

On 24 February 2014, the General Meeting of shareholders (“GM”) held today was convened to discuss PT’s participation in Oi capital increase, through the contribution of assets representing all of the operating assets held by the Portugal Telecom Group and the related liabilities, with the exception of the shares of Oi, the shares of Contax Participações S.A. and the shares of Bratel B.V., held directly or indirectly by PT, for the amount of Brazilian Reais 5,709.9 million, corresponding to the equivalent of Euro 1,750 million, applying the Euro/Brazilian Real conversion rate as at 20 February 2014 (i.e. 3.2628 Brazilian Reais per Euro).

PT’s participation in Oi capital increase referred to above was approved by a majority of 99.87% of the votes present and cast at the General Meeting, being present or represented 60.09% of the share capital with voting rights. All shareholders were allowed to vote, in accordance with the clarification provided by PT’s General Meeting Chairman, released yesterday.

Oi General Meeting of shareholders, which also took place today, approved the Valuation Report on the assets to be contributed by PT in Oi capital increase, which was prepared by an independent valuation firm under the applicable Brazilian law, as well as the value proposition for the contribution of assets in the above mentioned capital increase.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt